

May 17, 2012

Via E-mail
Lisa L. Griffith
Chief Financial Officer
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, PA 15237

   Re: **Fidelity Bancorp, Inc.**
      Form 10-K for the Fiscal Year Ended September 30, 2011
      Filed December 21, 2011
      File No. 000-22288

Dear Ms. Griffith:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Hugh West

          Hugh West
          Accounting Branch Chief